JONES DAY

SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303

TELEPHONE: (650) 739-3939 • FACSIMILE: (650) 739-3900

259984-600004	May 22, 2009

VIA HAND DELIVERY AND EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Maryse Mills-Apenteng, Staff Attorney

Re:	SupportSoft, Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed May 14, 2009
SEC File No. 000-30901

Ladies and Gentlemen:

We are submitting this letter on behalf of SupportSoft, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 21, 2009 (the “Comment Letter”) relating to the above-mentioned document filed by the Company with the Commission.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Also enclosed for the convenience of the Staff is a copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Amendment”) which has been filed with the Commission on the date hereof in response to the Staff’s comments set forth in the Comment Letter, along with a marked copy of the Amendment to show all changes made since the filing of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A on May 14, 2009.

Preliminary Proxy Statement on Schedule 14A

Opinion of Our Financial Advisor, page 30

1. We note your response to prior comment 13. Please provide disclosure in the proxy statement consistent with your response regarding the method used for selecting Thomas Weisel Partners LLC. Refer to Item 1015(b)(3) of Regulation M-A applicable to you through Item 14(b)(6) of Schedule 14A.

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 22, 2009

In response to the Staff’s comment, the Company has revised its disclosure on page 30 of the Amendment consistent with the Company’s response to prior comment 13.

Unaudited Pro Forma Consolidated Financial Information, page 52

2. Please tell us how you considered presenting comparative pro forma data for the fiscal quarter ended March 31, 2008. See Question 6 of Section H of the Division of Corporation Finance’s July 2001 Interim Supplement of Publicly Available Telephone Interpretations. Similar concerns apply to your Selected Unaudited Pro Forma Consolidated Financial Data on page 51. See Instruction 4 to Item 301 of Regulation S-K.

In considering the periods for which to present pro forma information in its proxy statement, the Company reviewed the relevant rules and guidance of the Commission, including those referred to by the Staff in its comment letters. Based on this review, the Company believes it is reasonable to conclude that a pro forma condensed statement of operations for the quarterly period ended March 31, 2008 (“March 2008 Pro Forma Statement of Operations”) is not required in the Company’s Preliminary Proxy Statement on Schedule 14A. The Staff has referred us to Item 1140.6 of the 2008 Division of Corporation Finance Financial Reporting Manual (“Item 1140.6”) and Section H, Question 6 of the Division of Corporation Finance’s July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations (“Question H6”). Item 1140.6 indicates that registrants are to include pro forma financial information for the latest complete fiscal year and subsequent interim period. Additionally, Item 1140.6 directs the registrant to Question H6 which does not unequivocally specify the periods for which such information must be presented and suggests that registrants provide financial information in accordance with Item 14(c)(1) of Schedule 14A, which in turn directs registrants to furnish the information required by Part B (Registrant Information) of Form S-4. Part B of Form S-4 directs registrants to provide the financial information required by Article 11 of Regulation S-X. Article 11 of Regulation S-X specifies the periods for which pro forma information must be presented (i.e., for the most recently completed annual period and the subsequent interim period), and states in relevant part that: “a pro forma condensed statement of income may be filed for the corresponding interim period of the preceding fiscal year” (emphasis added). This is in contrast to the Article 11 requirement that certain other pro forma information “shall” be filed (such as the requirement in Rule 11-02(c)(2)(i) that pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required). Item 1140.6 and Question H6 both ultimately lead registrants back to Article 11 of Regulation S-X as detailed above. This seems appropriate as Article 11 of Regulation S-X is the regulatory requirement which governs the presentation of pro forma financial information.

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 22, 2009

Additionally, in response to the Staff’s comment, the Company respectfully submits to the Staff that a March 2008 Pro Forma Statement of Operations would not be meaningful or useful to the Company’s stockholders. The Company’s Consumer Business was at an early stage of development during the first quarter of 2008. At that time, the Company had not yet generated a meaningful level of revenue from its Consumer Business and was increasing segment operating expenses in anticipation of future revenue. A comparison between the pro forma consolidated statement of operations information for the first quarter of 2008 and the first quarter of 2009, therefore, would show revenue growth that is not meaningful (514% on a year over year comparison) and no understandable trend in spending or operating loss on a year over year basis. The Company respectfully submits to the Staff that presenting this comparative pro forma income statement information would be confusing, rather than useful, to its stockholders in understanding the potential effect of the sale of the Enterprise Business on its financial results. Accordingly, the Company does not believe that a March 2008 Pro Forma Statement of Operations would provide meaningful information to stockholders, and in reliance on Rule 11-02(c)(2)(i) of Regulation S-X, the Company respectfully submits that it does not intend to include a March 2008 Pro Forma Statement of Operations in its Preliminary Proxy Statement on Schedule 14A.

With respect to the presentation of the Selected Unaudited Pro Forma Consolidated Financial Data on page 51, in light of the discussion above, the Company has conformed the presentation of such information so as to be consistent with those fiscal periods presented in the Unaudited Pro Forma Consolidated Financial Statements.

Finally, the Company believes that an unaudited statement of revenue and direct expenses for the Enterprise Business for the three month period ended March 31, 2008 would provide useful information to its stockholders. Therefore, the Company has revised the proxy statement starting on page 61 of the Amendment to reflect this additional financial information.

Executive Compensation and Related Information

Compensation Discussion and Analysis, page 82

3. Please include disclosure in the revised proxy statement consistent with your response to prior comment 7 regarding your decision not to use outside compensation consultants for fiscal 2008 and to engage a compensation consultant for fiscal 2009. Also include a discussion of the reasons supporting these decisions. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 22, 2009

In response to the Staff’s comment, the Company has revised its disclosure on page 82 of the Amendment consistent with the Company’s response to prior comment 7. In addition, the Company has revised its disclosure starting on page 82 of the Amendment to discuss the reasons supporting their decision not to use outside compensation consultants for fiscal 2008 and to engage a compensation consultant for fiscal 2009.

Annual Cash Incentive Awards, page 89

4. We refer to your response to prior comment 8. We note your enhanced discussion of individual goals and the quantification of the executives’ achievement of those goals. It is unclear from the disclosure how the achievement of individual goals contributed to actual annual cash incentives awarded for each of the named executive officers. For instance, please clarify how Ms. Schaffer’s achievement of 100% of her individual goals for the second, third and fourth quarters of 2008 impacted the short-term cash incentive award received.

In response to the Staff’s comment, the Company has revised its disclosure starting on page 89 of the Amendment to clarify how achievement of the individual goals contributed to actual annual cash incentives awarded for each of the named executive officers.

Sincerely,

/s/ Stephen E. Gillette